UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61538/February 18, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13759

In the Matter of :	
:	ORDER MAKING FINDINGS AND
MACHEEZMO MOUSE :	IMPOSING REMEDIAL SANCTIONS
RESTAURANTS, INC., :	BY DEFAULT AGAINST MACHEEZMO
MANNIX RESOURCES, INC. (f/k/a :	MOUSE RESTAURANTS, INC., MAST/
RIDEL RESOURCES, LTD.), :	KEYSTONE, INC., MEGO FINANCIAL
MAST/KEYSTONE, INC., :	CORP., MELLONCAMP, INC., METAL
MEGO FINANCIAL CORP., :	MINES, INC. AND METAWAVE
MELLONCAMP, INC., :	COMMUNICATIONS, CORP.
METAL MINES, INC., and :	
METAWAVE COMMUNICATIONS, :	
CORP. :	

       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on January 21, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that these seven Respondents each had securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and each had failed to file required periodic reports with the Commission for a period of several years.

       On February 3, 2010, the Division of Enforcement (Division) filed a Declaration of Neil J. Welch, Jr. to Assist Secretary with Record of Service (Declaration). The Declaration shows that each Respondent, except Mannix Resources, Inc. (f/k/a Ridel Resources, Ltd.) (Mannix), was served by at least January 28, 2010, as a result of the Commission sending a copy of the OIP to the address shown on the Respondent's most recent filing with the Commission and obtaining confirmation of delivery or attempted delivery.[1] See 17 C.F.R § 201.141(a)(2)(ii). In addition, a process server delivered the OIP to the registered representative of Respondents Mast/Keystone, Inc. (Mast/Keystone), and Metawave Communications Corp. (Metawave) on February 2, and January 25, 2010, respectively.

Findings of Fact and Conclusions of Law

       All Respondents are in default for failing to file an Answer to the OIP within ten days of service and have not otherwise defended the proceeding. See OIP at 4; 17 C.F.R §§ 201.155(a), .220(f). I find the following facts in the OIP to be true.

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[1] The OIP was set to Mannix at the address on its last filing with the Commission. On February 17, 2010, the Division informed my Office that Mannix had submitted a Signed Offer of Settlement. I will stay the proceeding as to Mannix.

Macheezmo Mouse Restaurants, Inc. (Macheezmo), Central Index Key (CIK) No. 928065, is an inactive Oregon corporation located in Portland, Oregon, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Macheezmo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 6, 1999, which reported a net loss of $508,000 for the prior forty weeks. On May 20, 2003, Macheezmo filed a voluntary Chapter 7 petition in the U.S. Bankruptcy Court for the District of Oregon, and the case was terminated on February 4, 2005. As of January 19, 2010, Macheezmo's stock (symbol MMRI) was traded on the over-the-counter markets.

Mast/Keystone, CIK No. 743250, is an Iowa corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Mast/Keystone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 1993, which reported a net loss of $307,000 for the year ended September 30, 1992.

Mego Financial Corp. (Mego), CIK No. 736035, is a New York corporation located in Henderson, Nevada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Mego is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of over $14 million for the prior nine months. On July 9, 2003, Mego filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Nevada, which was converted to Chapter 7, and the case was still pending as of January 19, 2010. As of January 19, 2010, Mego's stock (symbol LESR) was traded on the over-the-counter markets.

Melloncamp, Inc. (Melloncamp), CIK No. 1107064, is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Melloncamp is delinquent in its periodic filings with the Commission, having not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $3,900 since Melloncamp's February 19, 1998, inception.

Metal Mines, Inc. (Metal Mines), CIK No. 1261597, is a dissolved Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Metal Mines is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $10,356 for the prior nine months.

Metawave, CIK No. 1028361, is a delinquent Delaware corporation located in Kirkland, Washington, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Metawave is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of over $47 million for the prior nine months. On January 31, 2003, Metawave filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Washington, and the case was terminated on March 30, 2004. As of January 19, 2010, Metawave's stock (symbol MTWVQ) was traded on the over-the-counter markets.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Sanctions

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Macheezmo, Mast/Keystone, Mego, Melloncamp, Metal Mines, and Metawave is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of Macheezmo Mouse Restaurants, Inc., Mast/Keystone, Inc., Mego Financial Corp., Melloncamp, Inc., Metal Mines, Inc., and Metawave Communications Corp. is hereby REVOKED. I CANCEL the hearing set for February 19, 2010.

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Brenda P. Murray
Chief Administrative Law Judge